SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: September 18, 2009

IWI HOLDING LIMITED

(Exact name of registrant as specified in its charter)

P.O. Box 3340, Dawson Building, Road Town, Tortola, British Virgin Islands

Address of Principal Executive Offices

Registrant's telephone number, including area code: (949) 489-2400

BVI

0-25108

None

(State or other jurisdiction

(Commission File Number)

        (IRS Employer Identification No.)

      of incorporation)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X

Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

Mark Thompson

IWI Holding Limited

(702) 505-7588

IWI HOLDING LIMITED ANNOUNCES

COMPLETION OF REVERSE SPLIT AND NEW SYMBOL

LAS VEGAS, NEVADA - September 18, 2009 -- IWI Holding Limited (OTCBB - IWIHF), a BVI shell company, today announced that the 1-for-50 reverse split reported in its Annual Report on Form 20-F for the year ended December 31, 2008 will be effected at the opening of trading on Monday, September 21, 2009. The new symbol will be IWHLF.  The new CUSIP is G49864 12 0.

IN addition, IWI Holding has amended its Memorandum of Association to increase the number of authorized common shares to 120,000,000.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IWI HOLDINGS LIMITED

Date: September 18, 2009

By: /s/ Benjamin Hoskins

_________________________

Benjamin Hoskins

Chairman, President & Director